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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003.

The Toronto-Dominion Bank (Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                                                 Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

FORM 6-K
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 18, 2003	By:	/s/ RASHA EL SISSI
Name: Rasha El Sissi Title: Associate Vice President

TD Bank Financial Group Enhances Corporate Governance Policies On Executive Compensation

Reduced use of options, increased share ownership requirements and other changes the result of consultation with institutional shareholders

TORONTO, December 18, 2003 — TD Bank Financial Group (TDBFG) today announced significant corporate governance enhancements to the long-term equity portion of its executive compensation package, including a reduction in the use and the term of stock options.

These changes are effective immediately for the Senior Executive Team, comprised of the Bank's top executives.

Some of the enhancements include:

  •
  Reduced use of stock options and a reduction in the term from 10 years to seven;

  •
  Greater use of restricted share units with the addition of a performance-based feature under which the ultimate entitlement will be leveraged up or down depending on TDBFG performance in growing economic profit;

  •
  A requirement for certain senior executives to pre-disclose their intent to exercise options at least five business days in advance;

  •
  Increased share ownership requirements for executives, including an increase from five to ten times base salary for the President and CEO and an increase from two or 2.5 times to six times base salary for members of the Senior Executive Team;

  •
  A requirement for the President and CEO to maintain this share ownership level for two years post-retirement, with a one year post-retirement requirement for other members of the Senior Executive Team;

  •
  Reduced use of annual cash incentive payments in favour of long-term equity awards.

"We firmly believe that the enhancements announced today create enduring value for shareholders by strengthening the long term performance objectives for which our executives are accountable and aligning their interests with TDBFG's strategy," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "Our approach is founded upon the principle that the long term interests of shareholders and executives should be aligned in good times and bad."

The upgrades to the executive compensation package followed a comprehensive review of policies, industry benchmarking studies and a series of meetings with large institutional shareholders.

"Our view is that good corporate governance results in better long term performance for shareholders," said Claude Lamoureux, President and CEO of the Ontario Teachers Pension Plan. "We welcomed the opportunity to discuss executive compensation practices with TDBFG and see consultations such as these as vital to advancing progressive corporate governance practices at Canadian corporations."

The Bank also announced changes to the compensation package for its Board of Directors. Per meeting fees will be eliminated in favour of a comprehensive, annual flat fee, and the directors will have an increased share ownership requirement. In addition, the directors will receive deferred share units in place of option grants.

Detailed information about TDBFG's executive compensation plan will be included in the annual meeting proxy materials, which will be mailed to common shareholders of The Toronto-Dominion Bank the week of February 16, 2004.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; and Wholesale Banking including TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$274 billion in assets as at October 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FURTHER INFORMATION

Neil Parmenter, Senior Manager, External Communications (416) 308-0836

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FORM 6-K SIGNATURES
TD Bank Financial Group Enhances Corporate Governance Policies On Executive Compensation
Reduced use of options, increased share ownership requirements and other changes the result of consultation with institutional shareholders